[Forest Letterhead]

April 27, 2007

VIA FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Anne Nguyen Parker

  Re:
  Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-140532), as amended, of Forest Oil Corporation (the "Registrant")

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that such Registration Statement will become effective on Tuesday, May 1, 2007, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

        In addition, we acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrant. We represent to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

        Please call the undersigned at (303) 812-1400 with any questions regarding this matter.

Very truly yours,
FOREST OIL CORPORATION
By:	/s/ CYRUS D. MARTER IV Name: Cyrus D. Marter IV Title: Vice President—General Counsel and Secretary
cc:
Mellissa Duru